Mail Stop 3561

June 19, 2009

Mr. Charles A. Hinrichs
Senior Vice President and Chief Financial Officer
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601

     Re: **Smurfit-Stone Container Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 17, 2009
              File No. 0-23876

Dear Mr. Hinrichs:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services

David W. Braswell, Esq.
Fax: (314)612-2229